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                            May 21, 2024

       William J. Rouhana, Jr.
       Chief Executive Officer
       Chicken Soup for the Soul Entertainment, Inc.
       132 E. Putnam Avenue, Floor 2W
       Cos Cob, Connecticut 06807

                                                        Re: Chicken Soup for
the Soul Entertainment, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed May 3, 2024
                                                            File No. 001-38125

       Dear William J. Rouhana, Jr.:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed May 3, 2024

       General

   1. We note that the Charter Amendments grant the Strategic Review Committee "exclusive authority" to approve a
sale of all or any part of the business of the Company or its subsidiaries and a
Chapter 11 pre-arranged restructuring of the Company. Please revise to clarify where
appropriate, including in a separate question and answer at page 2, whether that "exclusive
authority" would preclude a shareholder vote to approve such actions.
                                                        Clarify whether and to
what extent the provisions of the Charter Amendments are limited or qualified by state
or other applicable law.
 William J. Rouhana, Jr.
FirstName  LastNameWilliam   J. Rouhana, Inc.
                                          Jr.
Chicken Soup  for the Soul Entertainment,
Comapany
May        NameChicken Soup for the Soul Entertainment, Inc.
     21, 2024
May 21,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Brian Ross